EXHIBIT 99.2

AGREEMENT OF REPORTING PERSONS

      The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person or entity knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: August 8, 2025

                    W. R. BERKLEY CORPORATION
By: /s/ Richard M. Baio
       Name: Richard M. Baio
       Title: Executive Vice President and Chief Financial Officer

                    BERKLEY INSURANCE COMPANY
By: /s/ Richard M. Baio
       Name: Richard M. Baio
       Title: Executive Vice President and Treasurer